Exhibit 4.14

Summary of Share Purchase Agreement, Assets Purchase Agreement and Shareholders Agreement dated March 1, 2001, between Reshef, Soltam, K.M. and the Registrant.


     Share Purchase Agreement
     Seller (Issuer): Reshef Technologies Ltd.
     Purchaser: Soltam Systems Ltd.
     Additional Party to the Agreement: Aryt Industries Ltd. as holder of 99% of Reshef's outstanding share capital (before closing).
     Purchased Shares: 76,400 ordinary shares of Reshef, representing, after issuance, 10% of the outstanding share capital of Reshef.
     Signing Date (final amendment): February 28, 2001.
     Purchased Price: US$300,000.
     Terms of Payment: Upon closing



     Assets Purchase Agreement
     Seller: K.M. Fuzes Engineering Ltd.
     Purchaser: Reshef Technologies Ltd.
     Purchased Assets: All K.M.'s assets and activities related to the development, manufacturing and sales of electronic fuzes.
     Signing Date (final amendment): February 28, 2001.
     Purchased Price: US$300,000.
     Terms of Payment: Upon closing
     Affirmative Covenant: K.M. shall cease all and any activity with respect to the sold assets.



     Shareholders Agreement (Reshef)
     Parties: Aryt Industries Ltd., Soltam Systems Ltd. and Reshef Technologies Ltd.
     Signing Date (final amendment): February 28, 2001.
     Option: Soltam has an option to purchase from Aryt 10% of Aryt's shares in Reshef (8.9% of the issued share capital of Reshef) for $500,000. The option is valid until the earlier between (i) the elapse of 2 years from February 28, 2001; or (Reshef's IPO).
     Affirmative Covenant: Certain customary understandings as to the daily management of Reshef, anti-dilution rights, tag along rights, right of first refusal, preemptive rights, confidentiality and non-competition - subject all to the parties' holdings in Reshef.